PROSPECTUS SUPPLEMENT NO. 3	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated August 9, 2024)	Registration No. 333-273820

Up to 33,894,518 Shares of Common Stock

Up to 21,874,907 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 13,249,907 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated August 9, 2024 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-273820). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 21,874,907 shares of our common stock, $0.0001 par value per share (the “common stock”), which consists of (i) up to 6,266,667 shares of common stock that are issuable upon the exercise of warrants (the “Private Warrants”) originally issued in a private placement to Freedom Acquisition I, LLC (the “Sponsor”) in connection with the initial public offering of Freedom Acquisition I Corp. (“FACT”), (ii) up to 8,625,000 shares of common stock that are issuable upon the exercise of warrants (the “Public Warrants”) originally issued in the initial public offering of FACT, (iii) up to 716,668 shares of common stock that are issuable upon the exercise of warrants issued to certain selling securityholders in connection with conversion of working capital loans (the “Working Capital Warrants”) and (iv) up to 6,266,572 shares of common stock that are issuable upon the exercise of warrants issued to certain equityholders of Legacy Complete Solaria (as defined herein) received as consideration in connection with the exchange of their capital stock held in Legacy Complete Solaria (the “Merger Warrants” and together with the Private Warrants, Public Warrants and the Working Capital Warrants, the “Warrants”). We will receive the proceeds from any exercise of any Warrants for cash.

The prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 33,894,518 shares of common stock consisting of (a) up to 7,518,488 shares of common stock issued in connection with private placements pursuant to subscription agreements entered into on or around July 13, 2023, consisting of (1) 1,630,000 shares of common stock issued pursuant to private investment in public equity subscription agreements, issued at $10.00 per share, (2) 270,000 shares of common stock transferred to the selling securityholders by the Sponsor for no consideration and (3) 5,618,488 shares of common stock issued pursuant to forward purchase agreements issued at approximately $10.00 per share (collectively, the “PIPE Shares”), (b) up to 8,625,000 shares of common stock originally issued in a private placement to the Sponsor in connection with the initial public offering of FACT at a price of $0.003 per share, (c) up to 6,266,667 shares of common stock issuable upon exercise of the Private Warrants at an exercise price of $11.50 per share of common stock, (d) up to 4,501,123 shares of common stock pursuant to that certain Amended and Restated Registration Rights Agreement, July 18, 2023, between us and the selling securityholders granting such holders registration rights with respect to such shares originally issued at a price of $0.48 per share, (e) up to 716,668 shares of common stock that are issuable upon the exercise of the Working Capital Warrants at a price of $11.50 per share, and (f) up to 6,266,572 shares of common stock issuable upon exercise of the Merger Warrants at a price of $11.50 per share, and (ii) up to 13,249,907 Warrants consisting of (a) up to 6,266,667 Private Warrants, (b) up to 716,668 Working Capital Warrants and (c) up to 6,266,572 Merger Warrants. We will not receive any proceeds from the sale of shares of common stock or Warrants by the selling securityholders pursuant to the prospectus and this prospectus supplement.

The selling securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of common stock or Warrants, except with respect to amounts received by us upon exercise of the Warrants. We believe the likelihood that warrant holders will exercise their Warrants and therefore the amount of cash proceeds that we would receive is dependent upon the trading price of our common stock. If the trading price for our common stock is less than $11.50 per share, we believe holders of Warrants will be unlikely to exercise these warrants. In addition, to the extent the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. The Private Warrants and Working Capital Warrants may be exercised for cash or on a “cashless basis.” The Public Warrants and the Merger Warrants may only be exercised for cash provided there is then an effective registration statement registering the shares of common stock issuable upon the exercise of such warrants. If there is not a then-effective registration statement, then such warrants may be exercised on a “cashless basis,” pursuant to an available exemption from registration under the Securities Act. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of common stock or Warrants. See the section titled “Plan of Distribution.”

Our common stock and Warrants are listed on The Nasdaq Stock Market under the symbols “CSLR” and “CSLRW,” respectively. On August 19, 2024, the last reported sales price of our common stock was $1.83 per share and the last reported sales price of our Public Warrants was $0.15 per warrant.

The number of shares of common stock being offered for resale in the prospectus and this prospectus supplement (the “Resale Securities”) exceeds the number of shares of common stock constituting our public float. The Resale Securities represent approximately 408.7% of our public float and approximately 46.6% of our outstanding shares of common stock as of July 16, 2024 (after giving effect to the issuance of shares of common stock upon exercise of the Warrants). The sale of the Resale Securities, or the perception that these sales could occur, could depress the market price of our common stock. Despite a decline in price, our selling securityholders may still experience a positive rate of return on the shares purchased by them due to the lower price per share at which such shares were purchased as referenced above. While these selling securityholders may, on average, experience a positive rate of return based on the current market price, public securityholders may not experience a similar rate of return on the common stock they purchased if there is such a decline in price and due to differences in the purchase prices and the current market price. For example, based on the closing price of $1.48 per share on July 1, 2024, the Sponsor and other selling securityholders may receive potential profits ranging from $1.00 per share up to $1.48 per share.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 20, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 20, 2024

Complete Solaria, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CSLR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	CSLRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On August 14, 2024, Complete Solaria, Inc., a Delaware corporation (the “Company”, “we” and “us”), entered into Amendment No. 2 (“Amendment No. 2”) to the Common Stock Purchase Agreement, originally dated July 16, 2024 (as amended, the “Purchase Agreement”), with White Lion Capital, LLC, a Nevada limited liability company (“White Lion”).

Amendment No. 2 further amends the Purchase Agreement to provide that, subject to the terms and conditions of the Purchase Agreement, the Company may notify White Lion to exercise the Company’s right to sell shares of its common stock by delivering an Hour Rapid Purchase Notice (as defined in Amendment No. 2). If the Company delivers an Hour Rapid Purchase Notice, the Company shall deliver to White Lion shares of common stock not to exceed the lesser of (i) five percent of the Average Daily Trading Volume (as defined in the Purchase Agreement) on the date of an Hour Rapid Purchase Notice and (ii) 100,000 shares of common stock. The closing of the transactions under an Hour Rapid Purchase Notice will occur one Business Day (as defined in the Purchase Agreement) following the date on which the Hour Rapid Purchase Notice is delivered. At such closing, White Lion will pay the Company the Hour Rapid Purchase Investment Amount (as defined in Amendment No. 2) equal to the number of shares of common stock subject to the applicable Hour Rapid Purchase Notice multiplied by the lowest traded price of the Company’s common stock during the one-hour period following White Lion’s consent to the acceptance of the applicable Hour Rapid Purchase Notice.

The foregoing description of each of Amendment No. 2 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 2, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
10.1	Amendment No. 2 to Common Stock Purchase Agreement, dated August 14, 2024, by and between the Company and White Lion.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Complete Solaria, Inc.

Dated: August 20, 2024

	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

2

Exhibit 10.1

AMENDMENT NO. 2

TO

COMMON STOCK PURCHASE AGREEMENT

BETWEEN

Complete Solaria, Inc.

AND

WHITE LION CAPITAL LLC

THIS AMENDMENT NO. 2 TO COMMON STOCK PURCHASE AGREEMENT (this “Amendment”), effective August 14, 2024 (the “Amendment Effective Date”), is by and between Complete Solaria, Inc., a Delaware corporation (the “Company”), and White Lion Capital, LLC, a Nevada limited liability company (the “Investor”), and amends the Common Stock Purchase Agreement by and between the Company and Investor dated July 16, 2024, as amended by that certain Amendment No. 1, dated as of July 24, 2024 (as amended, the “Agreement”), to permit the Company to effect sales to the Investor pursuant to Hour Rapid Purchase Notices (as defined below). All capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Article II.

Article II of the Agreement is hereby amended by amending and restated Section 2.1 in its entirety as follows:

Section 2.1 PURCHASE NOTICES. Upon the terms and conditions set forth herein (including, without limitation, the provisions of Article VII), the Company shall have the right, but not the obligation, to require the Investor, by its delivery to the Investor of a Purchase Notice, from time to time, with a copy to the Transfer Agent, to purchase Purchase Notice Shares; provided that the amount of Purchase Notice Shares shall not exceed the (a) the Fixed Purchase Notice Limit, the Rapid Purchase Notice Limit or the Hour Rapid Purchase Notice Limit, as applicable, or (b) the Beneficial Ownership Limitation set forth in Section 7.2(g), (each such purchase, a “Closing”). The Company may not deliver a subsequent Purchase Notice until the Closing of an active Purchase Notice, except if waived by the Investor in writing. Furthermore, the Company shall not deliver any Purchase Notices to the Investor during the PEA Period.

Article II of the Agreement is hereby amended by adding Sections 2.2(e) and 2.2(f), which shall read in their entirety as follows:

“Section 2.2 (e) Hour Rapid Purchase Notice.

(e)	Upon the terms and subject to the conditions of this Agreement, during the Commitment Period, the Company may deliver an Hour Rapid Purchase Notice to the Investor, subject to satisfaction of the conditions set forth in Article VII and otherwise provided herein. The Company shall deliver the Purchase Notice Shares, not to exceed the Hour Rapid Purchase Notice Limit, unless waived by Investor, underlying a Hour Rapid Purchase Notice as DWAC Shares to the Investor’s designated brokerage account alongside the delivery of the Hour Rapid Purchase Notice. A Hour Rapid Purchase Notice shall be deemed delivered on the Business Day that the Investor provides written consent of the acceptance of the Hour Rapid Purchase Notice (the “Hour Rapid Purchase Notice Date”). If the Investor does not provide written consent within 15 minutes of the delivery of the Hour Rapid Purchase Notice, the applicable Hour Rapid Purchase Notice shall be deemed void unless waived by both the Company and the Investor. Each party shall use its commercially reasonable efforts to perform or fulfill all conditions and obligations to be performed or fulfilled by it under this Agreement so that the transactions contemplated hereby shall be consummated as soon as practicable. Each party also agrees that it shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective Section 2.2 of this Agreement and the transactions contemplated herein. Investor shall not consent to accept a Hour Rapid Purchase Notice received less than one and a half (1.5) hours prior to the close of trading on the Principal Market.

Section 2.2 (f) Hour Rapid Purchase Closing

(f)	The Closing of a Hour Rapid Purchase Notice shall occur one (1) Business Day following the Hour Rapid Purchase Notice Date (the “Hour Rapid Purchase Closing Date”); whereby the Investor shall deliver to the Company, by 5:00 p.m. New York time on the Hour Rapid Closing Date, the Hour Rapid Purchase Investment Amount by wire transfer of immediately available funds to an account designated by the Company.

The following terms shall be defined as set forth below:

a.	“Hour Rapid Closing Date” shall have the meaning specified in Section 2.2(f).

b.	“Hour Rapid Purchase Investment Amount” shall mean the applicable Purchase Notice Shares referenced in the Hour Rapid Purchase Notice multiplied by the applicable Hour Rapid Purchase Price.

c.	“Hour Rapid Purchase Notice” shall mean the closing of a purchase and sale of shares of Common Stock as described in Section 2.2(e).

d.	“Hour Rapid Purchase Notice Date” shall have the meaning specified in Section 2.2(e).

e.	“Hour Rapid Purchase Notice Limit” shall mean the lesser of (i) five percent (5%) of the Average Daily Trading Volume on the Hour Rapid Purchase Notice Date and (ii) 100,000 shares of Common Stock.

f.	“Hour Rapid Purchase Price” shall mean the lowest traded price of Common Stock during the Hour Rapid Valuation Period.

g.	“Hour Rapid Valuation Period” shall mean the one (1) hour period following the Investor’s written consent of the acceptance of the applicable Hour Rapid Purchase Notice by Investor.

The following terms shall be amended and restated as set forth below:

i.	“Purchase Notice” shall mean a written notice from Company, substantially in the form of Exhibit A attached hereto (a “Rapid Purchase Notice Form”), Exhibit B attached hereto (a “Fixed Purchase Notice Form”) or Exhibit E attached hereto (a “Hour Rapid Purchase Notice Form”), to the Investor, and with a copy of such notice delivered to the Transfer Agent, setting forth the Purchase Notice Shares which the Company requires the Investor to purchase pursuant to the terms of this Agreement.

Article V of the Agreement is hereby amended by amending and restating Section 5.1 in its entirety as follows:

Section 5.1 SHORT SALES AND CONFIDENTIALITY. Neither the Investor, nor any affiliate of the Investor acting on its behalf or pursuant to any understanding with it, will execute any Short Sales during the period from the Execution Date to the end of the Commitment Period. For the purposes hereof, and in accordance with Regulation SHO, the sale after delivery of the Purchase Notices of such number of shares of Common Stock purchased under the applicable Purchase Notice shall not be deemed a Short Sale. The parties acknowledge and agree that during the Rapid Purchase Notice Date, the Hour Rapid Purchase Notice Date and Fixed Purchase Valuation Period, the Investor may contract for, or otherwise effect, the resale of the subject purchased Purchase Notice Shares to third-parties. The Investor shall, until such time as the transactions contemplated by the Transaction Documents are publicly disclosed by the Company in accordance with the terms of the Transaction Documents, maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents. “Short Sales” shall mean “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act.

Exhibit A attached hereto shall be added as Exhibit E to the Agreement.

2. Representations and Warranties. Each of the Investor and the Company represents and warrants that it has the authority and legal right to execute, deliver and carry out the terms of this Amendment, that such actions were duly authorized by all necessary entity action and that the officers executing this Amendment on its behalf were similarly authorized and empowered and that this Amendment does not contravene any provisions of its articles of incorporation, bylaws, certificate of formation, limited liability company agreement or other formation documents, or of any contract or agreement to which it is a party or by which any of its properties are bound.

3. Miscellaneous.

(a) Except as modified by this Amendment, the Agreement continues in full force and effect in accordance with its terms.

(b) This Amendment shall be governed by and construed in accordance with the laws of the State of California as set forth in Section 10.1 of the Agreement and the dispute resolution provisions set forth in the Agreement.

(c) This Amendment may be executed in any number of counterparts and by electronic transmission (which shall bind the parties hereto), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

** signature page follows **

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officer as of the Amendment Effective Date.

Complete Solaria, Inc.

By:	/s/ Daniel Foley
Name:	Daniel Foley
Title:	Chief Financial Officer

WHITE LION CAPITAL, LLC

By:	/s/ Dmitriy Slobodskiy
Name:	Dmitriy Slobodskiy Jr
Title:	Managing Partner

EXHIBIT E

FORM OF HOUR RAPID PURCHASE NOTICE

TO: WHITE LION CAPITAL LLC

We refer to the Common Stock Purchase Agreement, dated as of July 16, 2024, (as amended, the “Agreement”), entered into by and between Complete Solaria, Inc., and White Lion Capital LLC. Capitalized terms defined in the Agreement shall, unless otherwise defined herein, have the same meaning when used herein.

We hereby:

1) Give you notice that we require you to purchase __________ Purchase Notice Shares at the Hour Rapid Purchase Price; and

2) Certify that, as of the date hereof, the conditions set forth in Section 7 of the Agreement are satisfied.

Complete Solaria, Inc.

By:
Name:
Title: